Clearmind Medicine, Inc.

101 – 1220 West 6th Avenue

Vancouver, British Columbia V6H1A5

June 29, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clearmind Medicine Inc. (the “Company”)
Form F-1 Filed June 29, 2022

Ladies and Gentlemen:

On June 29, 2022, in accordance with the provisions of the Jumpstart Our Business Startups Act of 2012, the Company filed with the Securities and Exchange Commission a registration statement on Form F-1 (the “Registration Statement”) for the initial public offering of the Company’s common shares and warrants. In connection with the filing of the Registration Statement, reference is hereby made to the Compliance and Disclosure Interpretations, Fixing America’s Surface Transportation (FAST) Act, Question 1, located at https://www.sec.gov/divisions/corpfin/guidance/fast-act-interps.htm (the “Interim Financial Statement Guidance”).

In accordance with the Interim Financial Statement Guidance, the Company has omitted from its Registration Statement interim financial information for the three months ended January 31, 2022 (the “January Interim Financial Statements”), which the Company has filed in Canada, because the Company reasonably believes that the Company will not be required to present the January Interim Financial Statements separately at the time of the offering contemplated by the Registration Statement. Instead, the Company has included in the financial information that forms a part of the Registration Statement headings for financial and related information for the year ended October 31, 2021 and 2020. Financial and related information for the six months ended April 30, 2022, will be included in a future amendment to the Registration Statement.

Should the staff of the Division of Corporation Finance of the Securities and Exchange Commission have any questions with respect to the foregoing, you may contact our legal counsel, David Huberman at +1 312 372 2000 or by email at dhuberman@mwe.com, at the offices of McDermott Will & Emery LLP.

Sincerely,

CLEARMIND MEDICINE INC.

By:	/s/ Adi Zuloff-Shani
Adi Zuloff-Shani
Chief Executive Officer

CC:

David Huberman, McDermott Will & Emery LLP